UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File Number	Exact name of Registrant as specified in its charter, Address of principal executive offices and Telephone Number	State of incorporation	I.R.S. Employer Identification Number
001-35979	HD SUPPLY HOLDINGS, INC. 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000	Delaware	26-0486780

333-159809	HD SUPPLY, INC. 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000	Delaware	75-2007383

Ricardo J. Nunez, Esq.

Senior Vice President, General Counsel and Corporate Secretary

HD Supply Holdings, Inc.

3100 Cumberland Boulevard, Suite 1480

Atlanta, Georgia 30339

(770) 852-9000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Section 1.01 Conflict Minerals Disclosure

HD Supply Holdings, Inc. and HD Supply, Inc. (collectively with their direct and indirect wholly-owned subsidiaries, “HD Supply” or the “Company”) comprise one of the largest industrial distributors in North America. We specialize in three distinct market sectors: Maintenance, Repair & Operations; Infrastructure & Power; and Specialty Construction. We operate through approximately 650 locations across the U.S. and seven Canadian provinces. We have more than 15,000 associates delivering localized, customer-tailored products, services and expertise. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our range of end-to-end product lines and services include over one million SKUs of name-brand and proprietary-brand products as well as value-add services.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, we have determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), the Company has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “DRC”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

HD Supply has adopted a conflict minerals policy and related procedures focused on the Company’s commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as HD Supply’s disclosure obligations related to conflict minerals.  These policies and related procedures have guided the Company’s development of internal systems, supply chain due diligence efforts and, ultimately, HD Supply’s RCOI conducted in connection with this Form SD.

Beginning in 2013 and continuing throughout 2014, our conflict minerals efforts, and initial RCOI process, were designed to identify HD Supply’s manufactured (or contracted to be manufactured) products, provide transparency over its product supply chain, and, more generally, to achieve engagement from its suppliers concerning the requisite conflict minerals issues.  HD Supply’s RCOI was also designed to determine whether the conflict minerals in its relevant products originated in the DRC.  In part, the Company’s inaugural RCOI process included:

•                  forming an effective long-term working group comprised of representatives from the Company’s operational, legal and supply chain functions (at the corporate and business-unit levels), as well as external advisors with conflict minerals expertise;

•                  conducting a detailed survey of HD Supply’s suppliers to obtain critical information about the presence and origin of conflict minerals contained in the products they supply to the Company;

•                  compiling completed surveys and other supplier communications into Company databases;

•                  diligently communicating with any major suppliers that did not timely respond to surveys or provided incomplete surveys; and

•                  analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, we arrived at the determination described in this Form SD by conducting, in good faith, the Company’s RCOI regarding the conflict minerals that (i) the Company identified as necessary to the functionality or the production of its manufactured (and contracted to be manufactured) products and (ii) were subject to review in this initial Reporting Period.  For purposes of HD Supply’s conflict minerals analysis in this Form SD, we considered the specific building and construction materials, infrastructure materials, fasteners and maintenance, repair and operational materials (“Materials”) that HD Supply sold to its customers during the Reporting Period as “completed.”  Therefore, in connection with this Form SD, the term “Completed Products” refers to the Materials that HD Supply sold to its customers during the Reporting Period.

Determination

Based on the results of the Company’s RCOI, HD Supply has determined that, with respect to the necessary conflict minerals in its Completed Products, HD Supply has no reason to believe that its necessary conflict minerals may have originated in the DRC.

Additional Information

Additional information concerning HD Supply’s conflict minerals policies, as well as a copy of the information contained in this Form SD, can be found under “Conflict Minerals Policy Statement and Disclosure” at http://www.hdsupply.com/about/SocialResponsibility.asp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HD Supply Holdings, Inc.

By:	/s/ Evan J. Levitt	Date: May 30, 2014
Name: Evan J. Levitt
Title: Senior Vice President and Chief Financial Officer

HD Supply, Inc.

By:	/s/ Evan J. Levitt	Date: May 30, 2014
Name: Evan J. Levitt
Title: Senior Vice President and Chief Financial Officer